                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                               ----------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)1

KOO KOO ROO, INC.
- -------------------------------------------------------------------------------
                                (Name of issuer)

COMMON STOCK, $.01 PAR VALUE
- -------------------------------------------------------------------------------
                         (Title of class of securities)

500485 10 7
- -------------------------------------------------------------------------------
                                 (CUSIP number)

Laurence S. Lese, Metzger, Hollis, Gordon & Alprin
1275 K Street, N.W., Suite 1000, Washington, D.C.  20005  (202) 842-1600
- -------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

May 24, 1996
- -------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
|_|.


                         (Continued on following pages)

                               (Page 1 of 9 Pages)
- --------------------------------
         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

             The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see
                                                                             ---
the Notes).
    -----

             Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)

             Note. Six copies of this statement,  including all exhibits, should
             ----
be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies
                              ---
are to be sent.






























































                               (Page 2 of 9 Pages)

                                  SCHEDULE 13D

CUSIP No. 500485 10 7                                          Page 3 of 9 Pages

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Mel Harris

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) |_|
                                                                         (b) |_|
                  Not Applicable

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*

                  Not Applicable

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(E)                       [ ]

                  Not Applicable

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

7.       SOLE VOTING POWER

                  0

8.       SHARED VOTING POWER

                  0

9.       SOLE DISPOSITIVE POWER

                  806,775

10.      SHARED DISPOSITIVE POWER

                                                               Page 4 of 9 Pages


11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

                  806,775, all of which are options exercisable within 60 days to purchase 806,775 shares

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  5.18%

14.      TYPE OF REPORTING PERSON*

                  IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                KOO KOO ROO, INC.
                                  Schedule 13D
                               Filed by Mel Harris


Item 1.  Security and Issuer.
         -------------------
         The title of the class of equity  securities  to which  this  Statement relates is Common Stock,  par value $.01 per share.  The name and address of the principal executive offices of the Issuer of such securities are:

                                Koo Koo Roo, Inc.
                          11075 Santa Monica Boulevard
                                    Suite 225
                          Los Angeles, California 90025

Item 2.  Identity and Background.
         -----------------------
         The following information is given with respect to the person filing this Statement:

         (a)  Name:  Mel Harris

         (b)  Business address:  10800 Biscayne Boulevard - Penthouse
                              Miami, Florida 33161

         (c)  Principal occupation: insurance executive

         (d) Mr. Harris has not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Mr. Harris has not during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or mandating or prohibiting activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)  Citizenship: United States of America

Item 3.  Sources and Amount of Funds or Other Consideration.
         --------------------------------------------------
         No  additional  shares have been  purchased.  Stock options to purchase

806,775  shares have become  vested.  On August 19, 1993 the Issuer  granted Mr.

Harris a stock option to purchase 1 million shares.  Of this amount,  Mr. Harris is the beneficial  owner of stock options for the purchase of a total of 523,450 shares of Common  Stock which are  exercisable  within 60 days.  The options are exercisable at $4.50 per share. The options were granted in consideration of the employment of Mr. Harris as a consultant  for business  development.  The Issuer has cancelled the remaining non-vested and non-exercisable portion of the option to  purchase  349,000  shares  formerly  issuable  under  the  August  19,  1993 agreement.  This  agreement  was amended on May 8, 1996 and granted an option to

Restaurant  Acquisition  Corp., a corporation  controlled by Mr. Harris ("RAC").

Under this May 8, 1996  option to RAC,  Mr.  Harris is the  beneficial  owner of options to purchase 283,325 shares of the Issuer's stock at $8.00 per share. The option is exercisable immediately. Under the amended agreement RAC has agreed to develop Koo Koo Roo restaurant locations.

         On May 8, 1996 the  Issuer  and  Restaurant  Marketing  Corporation,  a

corporation controlled by Mr. Harris ("RMC"),  entered into an agreement whereby

RMC has agreed to provide business  development services to the Issuer regarding

Koo Koo Roo and Color Me Mine stores.  In connection  with this  agreement,  the

Issuer  granted  RMC an option to  purchase a total of  1,000,000  shares of the

Issuer's stock at $8.00 per share.  The option is exercisable in three stages on

May 8, 1997 for 333,334 shares,  May 8, 1998 for 333,333 shares, and May 8, 1999 for 333,333 shares.

Item 4.  Purpose of the Transaction.
         --------------------------
         The options  referred to in Item 3 were  obtained  in  connection  with services  on behalf of the  Issuer.  The  securities  beneficially  owned by Mr.

Harris are held for investment purposes only.


Item 5.  Interest in Securities of the Issuer.
         ------------------------------------
         (a)  As of  the  date  hereof,  Mr.  Harris  may  be  deemed  to be the beneficial  owner of 806,775  shares of Common Stock of the Issuer  assuming his exercise  of options to  purchase  806,775  shares.  On the basis of  14,766,999 shares of Common Stock of the Issuer  outstanding as of May 13, 1996 (based upon

Issuer's  Form  10-Q for the  quarter  ended  March 31,  1996)  and the  assumed exercise  of his  options  to  purchase  806,775  shares  (an  assumed  total of

15,573,774  shares  outstanding),  Mr. Harris may be deemed to own  beneficially

5.18% of the Issuer's  Common Stock  (including the shares deemed to be acquired by Mr. Harris upon the deemed exercise of his options).

         (b)      Sole Voting Power:                            0 shares
                  Shared Voting Power:                          0
                  Sole Dispositive Power:               806,775 shares
                  Shared Dispositive Power:                     0

The 806,775 shares subject to option are not permitted to be voted by Mr. Harris prior to his exercise of the options.

         (c)  Not applicable.

         (d)  Not applicable.

         (e)  Not applicable.

Item 6.  Contracts, Arrangements and Understandings.
         ------------------------------------------
         See Item 3 above.

Item 7.  Materials to be Filed as Exhibits.
         ---------------------------------
         Not applicable.

                                    SIGNATURE

         After reasonable  inquiry and to the best of my knowledge and belief, I certify that the information  set forth in this Statement is true,  complete and correct.


DATED:  May 31, 1996                               /s/ Mel Harris
                                                   -----------------------------
                                                                 Mel Harris